Exhibit 99.2

“Targeted medicines for the
treatment of cancer and metabolic
disease”

Corporate Presentation

Updated: May 2006

CXSP

NASDAQ

LISTED

CXS

ASX

LISTED

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

A Foundation of Expertise in Translating the Genetics of Complex Diseases

ChemGenex harnesses its understanding of the genetic
basis of disease to discover novel therapeutic targets
and develop unique targeted medicine solutions
to improve patient outcomes

Human DNA collections
Genomics-dedicated supercomputer
Biomarker Discovery
Experienced clinical development team

4

ChemGenex’s Technology Base and Corporate Platform Identifies New
Therapeutic Targets and Supports Clinical Programs

Disease-
specific animal
models

Novel targets

for complex
diseases

Targeted

Medicine

Pipeline

Pipeline Spans Three Major Disease Categories

                                      Discovery                        Preclinical                    Phase 1                          Phase 2              Phase 3

Ceflatonin®

      Chronic Myeloid Leukemia

      Myelodysplastic Syndrome

      Acute Myeloid Leukemia

Quinamed®

      Prostate Cancer

      Breast Cancer

      Ovarian Cancer

CXS299

      Solid Tumors

CXS829

CXS102

CXS203

CXS301

CXS303

CANCER

METABOLIC

DEPRESSION

Ceflatonin® (HHT)

Chronic myeloid leukemia (CML)

Myelodysplastic syndrome (MDS)

Acute myeloid leukemia (AML)

Quinamed® (amonafide dihydrochloride)

Prostate cancer

Breast cancer

Ovarian cancer

Two Cancer Compounds in Clinical Trials

US CML prevalence in '000's

CHEMGENEX
PHARMACEUTICALS

7

CML Prevalence is Projected to Grow

2003

2005

2007

20

30

60

Baseline

Gleevec effect

Anticipated prevalence increase
of >10 by 2008

US prevalence of CML is currently
approximately 40,000-50,000 patients with
4,600 new cases per year

Improved survival with Gleevec has lead to
increased prevalence

50-90% of patients are still Ph+ while on
Gleevec

Abl-kinase point mutations associated with
Gleevec resistance arise in these patients
over time

40

50

BCR-ABL kinase domain
T315 I
F317L
V379 I
L387M
H396R
P
C
A
2
4
4
13
26
20
4
16
2
2
1
1
5
Phosphate binding loop
T315
E255
F317
G250
Y253
Q252
V289
Imatinib
M351
Activation loop
F486
H396
Catalytic loop

8
CHEMGENEX PHARMACEUTICALS

Abl-kinase Point Mutations

Mutations arise from leukemic stem cells
and affect the binding of Gleevec

Lead to 70-80%  of treatment failures

Experimental TKI’s (dasatinib and
AMN107) are ineffective in patients with
the T315I mutation, one of the most
common

New TKI’s are likely to significantly
increase the prevalence of the T315I
mutation and to also generate new
resistant mutations

Ceflatonin is the Most Advanced Agent for T315I+ CML

Ceflatonin is active in T315I positive resistant CML cell lines

Ceflatonin has eradicated several mutations in Phase 2 clinical trials of Gleevec resistant CML

Ceflatonin is the only agent to have done so to date

A multi-center international trial in CML patients with the T315I mutation will begin in Q3 2006

Key opinion leaders in US and Europe are on board

Ceflatonin Induces Apoptosis in Myeloid Cells

Mcl-1

Apoptosis

Mitochondria

Caspase 9

Apaf 1

Caspase 3

Proteasome

Cytoplasm

HHT

HHT

Homoharringtonine (HHT)

Small molecule from NCI

Cephalotaxine analog

Mechanism

Caspase-3 activation

Bax protein up-regulation

Induces apoptosis, independent of
p53 status

Synergistic with tyrosine kinase
inhibitors (TKI’s)

Cytochrome C

Ceflatonin Pre-Gleevec is Highly Active in CML

Numerous studies completed prior to registration of Gleevec

Manageable safety and toxicology profile (>450 patients)

Single agent efficacy in CML (67-92% CHR)

Significant efficacy also in AML and MDS

NCI data made available for ChemGenex’s submission to FDA

9 patients in accelerated phase with Ph-
positive CML who had progressed on
Gleevec

Patients were monitored for bcr-abl point
mutations

Each patient received 2.5mg/m2
administered daily by subcutaneous injection
for 14 d, every 28 d

With median follow-up of 12 months, mean
number of courses: 9

2 patients with a point mutation responded

Phase 2 in Gleevec Resistant Accelerated-phase CML

Semi-synthetic Homoharringtonine for Patients with CML in Accelerated Phase Resistant to Imatinib, Goldman, J.M., Kaeda, J., Robin, J.P., Apperley, J.F., Marin, D. European Hematology Association Meeting 2004 Abstract

Response
Rate

Survival

Complete Hematologic Response

Return to chronic phase

12 month survival

10

20

30

40

50

60

70

80

90

100

88%

80%

13%

67%

6 patients in accelerated phase with Ph+ CML
who had progressed on Gleevec

Patients were monitored for bcr-abl point
mutations

Each patient received 2.5mg/m2 administered
daily by subcutaneous injection for 14 d, every
28 d

With median follow-up of 12 months, mean
number of courses: 9

5 patients were evaluable for response

2 patients with point mutations responded
and, in both cases, the mutations disappeared
after HHT therapy

Phase 2 in Gleevec Resistant Chronic-phase CML

Hematologic
Response

Cytogenetic
Response

10

20

30

40

50

60

70

80

90

100

40%

100%

Quintas-Cardama, A. et. al. Subcutaneous (SC) homoharringtonine (HHT) for patients with chronic myeloid leukemia (CML) in chronic phase (CP) after imatinib failure, Blood, Nov. 16, 2005

20%

20%

Complete Hematologic Response

Complete Cytogenetic Response

Partial Cytogenetic Response

Percent of Patients

CHEMGENEX
PHARMACEUTICALS

14

10 patients with CML who had achieved =35%
Ph-negativity on imatinib were included

All patients treated at =400mg/day of imatinib for
at least 2 yr and had reached a bcr-abl transcript
plateau

Patients monitored for bcr-abl point mutations

Initial HHT dosing was 2.5 mg/m2 administered
daily by subcutaneous injection for 1 d, every
28 d

Dose was escalated by adding one day of
treatment every 2 d, up to 7 d every 28 d

2 patients with partial response achieved a
complete cytogenetic response

2 patients with p-loop mutations (M244V)
responded

2 patients achieved a complete molecular response

Phase 1/2 Ceflatonin + Gleevec - Minimal
Residual Disease Eradication

Bcr-abl
Transcripts

Cytogenetic
Response

10

20

30

40

50

60

70

80

90

100

100%

70%

50%

Phase 1/2 Trial of Adding Semi-synthetic Homoharringtonine in CML Patients Who Have Achieved Partial or Complete Cytogenetic Response on Imatinib. Marin, D., Kaeda, J.S., Andreasson, C., Saunders, S.M., Bua, M., Olavarria, E., Goldman, J.M., Apperley, J.F., Cancer . 2005;103-9;1850-1855.

Reduction

1-log Reduction

Complete Cytogenetic Response

20%

Efficacy Supports Registration in TKI Resistant CML Patients

Active as a single-agent in CML

88% response rate - late chronic phase

98% response rate - early chronic phase

Active as a single-agent in accelerated-phase CML resistant to Gleevec ®

80% return to chronic from accel. Phase

67% complete hematologic response rate

88% survival at 12 months

Active as a single-agent in chronic-phase CML resistant to Gleevec ®

100% complete hematologic response rate

40% complete cytogenetic response rate

Eliminated p-loop mutations in two patients

Active in-combination with Gleevec® to increase cytogenetic response

70% decline in BCR-ABL transcripts

50% at least a 1 log decrease in BCR-ABL transcripts

Two patients with partial response, achieved a complete cytogenetic response

Patients with p-loop mutations responded

Two Registration Directed Studies are Planned in CML

CML patients with the T315I bcr-abl point mutations

Chronic, accelerated and blast phases

Simon two-stage design

~81 patients

CML patients resistant to TKI inhibitor (Gleevec and dasatinb) therapy

Patients resistant to TKI therapy

Chronic, accelerated and blast phases

Simon two-stage design

~81 patients

World Opinion Leaders in CML Directing Development

M.D. Anderson Cancer Center/Houston

Jorge Cortes, M.D.

Chief, Chronic Leukemia Department

University of Poitiers

Francois Guilhot, M.D.

Professor of Hematology

Hospital Edouard Herriot, Lyon, France

Mauricette Michallet, M.D.

Professor of Hematology

Affiliation

Clinical Advisor

University of Paris

John-Pierre Marie, M.D.

Professor of Hematology/Oncology

Imperial College London/Hammersmith Hosp.

David Marin, M.D.

Professor of Hematology

Imperial College London/Hammersmith Hosp.  NIH Fogarty
Scholar

John Goldman, M.D.

Professor of Hematology

Heidelberg University

Prof. Andreas Hochhaus, M.D.

Professor of Internal Medicine

M.D. Anderson Cancer Center/Houston

Hagop Kantarjian, M.D.

Chairman, Leukemia Department

Company has Already Met Significant Development Milestones with
Potential for FDA Submission by 2007

Gleevec approved
for CML in  2001

By 2004 estimates
that up to 30% of
CML patients are
resistant to
Gleevec

2004 sales of
Gleevec

   US$630M for CML

   US$1,400M off-
   label

Research
indicates that
majority of CML
patients will
eventually develop
resistance to
Gleevec

UNMET MARKET

SAFETY &
TOXICOLOGY

INTELLECTUAL
PROPERTY

    MANUFACTURING

REGULATORY
APPROVAL

OPINION
LEADERS

EFFICACY
STUDIES

Previous NCI
Phase 2 trials
have tested HHT
in ~450 patients
with manageable
safety profile

Subsequent trials
have identified no
issues

CXS has ‘use’
protection on 4
HHT patent
families from
2000-2002

Exclusive licence
of 6 HHT families
(use, purification,
analogs) from
Stragen Pharma

Freedom to
operate.
No competing IP
positions

CXS exclusively
contracted Stragen
Pharma to
manufacture
ssHHT

Stragen Pharma
can produce
ssHHT in FDA,
EMEA-approved
facilities

Ongoing dialog
with FDA on
development plans

Possible fast track
application

Orphan Drug
status granted in
Europe

Orphan Drug
status granted in
US

Ongoing CXS
clinical trials
involve world
opinion leaders
including;
Dr Kantarjian
Dr Hochhaus
Dr Goldman
Dr Cortes
Dr Guilhot
Dr Michallet
Dr Marin
Dr Marie

Dr Kantarjian is a
member of the
CXS Scientific
Advisory Board

Previous CML Phase
2 studies showed:
58 patients - 88% HR
90 patients - 98% HR

CXS-Stragen CML
Phase 2 studies:
9 Gleevec-resistant
patients - 80%
reverted to chronic
stage
10 Gleevec-resistant
patients - 70%
reduction in BRC-
ABL expression

M.D. Anderson
5 Gleevec-resistant
patients – 100%
complete response

Five ongoing trials
1. Phase 2/3 in
Gleevec-resistant
CML patients
2. Phase 2/3 in CML
patients with T315I
mutation(*)
3. Phase 2 in CML
combination therapy
with Gleevec®
 4. Phase 2 in AML
5. Phase 2 in MDS

Anticipated clinical progress through December 2006

Ceflatonin Clinical Development Overview

                                      Discovery                        Preclinical                    Phase 1                          Phase 2            Registration
                                                                                                                                                                   Directed

Chronic Myeloid Leukemia

T315I mutation

Chronic Myeloid Leukemia

TKI resistant

Chronic Myeloid Leukemia

HHT + TKI for minimal residual
disease

Myelodysplastic Syndrome

Acute Myeloid Leukemia

Ceflatonin® (HHT)

Chronic myeloid leukemia (CML)

Myelodysplastic syndrome (MDS)

Acute myeloid leukemia (AML)

Quinamed® (amonafide dihydrochloride)

Prostate cancer

Breast cancer

Ovarian cancer

Two Cancer Compounds in Clinical Trials

Quinamed® is Company’s Second Clinical Stage Program

Amonafide dihydrochloride

Small molecule

Substituted isoquinoline

Mechanism of Action

Topoisomerase II inhibitor

Affects ADP-ribosylation and EGFR pathway

Phase 2 Active

25 % response rate in breast cancer

12 % response rate in prostate cancer

Clinical Strategy to Bring Quinamed® to Market

Development of amonafide salts

Improved infusion regimes (weekly versus daily)

Dosage determined by patient’s NAT2 genotype

Genotype

Amonafide
concentration in blood

Dose

Slow

Low

High

Fast

High

Low

Amonafide

N-acetyltransferase-2

(NAT2)

N-acetyl amonafide

Quinamed® Phase 1 Trial Synopsis - Completed in 2004

Established maximum tolerated dose (MTD) by patient genotype

32 patients enrolled

Anti-cancer activity observed

Ovarian

Colon

Prostate

GIST

Manageable side effects

Anticipated clinical progress through December 2006

Quinamed Clinical Development Overview

                                      Discovery                        Preclinical                    Phase 1                          Phase 2             Phase 3

Prostate Cancer

Breast Cancer

Ovarian Cancer

The Clinical Development Programs are Complemented by an Expanding
Discovery and Pre-clinical Program

                                      Discovery                        Preclinical                    Phase 1                          Phase 2                 Phase 3

CXS299

CXS520

CXS524

CXS829

CXS102

CXS203

CXS301

CXS303

CANCER

METABOLIC

DEPRESSION

ChemGenex is a Balanced Investment Opportunity
With Significant Clinical Progress Expected In 2006

                                      Discovery                        Preclinical                    Phase 1                          Phase 2          Registration
                                                                                                                                                                                                                                Directed

Ceflatonin®

      Chronic Myeloid Leukemia

      Myelodysplastic Syndrome

      Acute Myeloid Leukemia

Quinamed®

      Prostate Cancer

      Breast Cancer

      Ovarian Cancer

CXS299

      Solid Tumors

CXS829

CXS102

CXS203

CXS301

CXS303

CANCER

METABOLIC

DEPRESSION

Upcoming Milestones and Investment Highlights

Initiation of T315I mutation phase 2 study – Q2 2006

European Hematology Association conference – June 15-17

Preliminary data from T315I mutation patients – Q4 2006

Robust pre-clinical pipeline in cancer, inflammation and diabetes

Partnerships to provide ongoing leverage and long-term upside

Discovery platform to provide an ongoing stream of new drug candidates for pre-clinical pipeline